

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 22, 2025

John Bissell
Chief Executive Officer
Origin Materials, Inc.
930 Riverside Parkway, Suite 10
West Sacramento, CA 95605

      Re: Origin Materials, Inc.
         Registration Statement on Form S-3
         Filed August 14, 2025
         File No. 333-289615

Dear John Bissell:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Conlon Danberg at 202-551-4466 with any questions.

                      Sincerely,

                      Division of Corporation Finance
                      Office of Industrial Applications and Services

cc: John T. McKenna, Esq.